September 23, 2025

Horatio Lonsdale-Hands
Chief Executive Officer
Buda Juice, LLC
4030 Black Gold Drive,
Dallas, Texas 75247

       Re: Buda Juice, LLC
           Registration Statement on Form S-1
           Filed August 27, 2025
           File No. 333-289874
Dear Horatio Lonsdale-Hands:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise your prospectus "Subject to Completion" legend to clarify that you and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. Prospectus Summary, page 1

2. Please balance your prospectus summary with a discussion of the challenges your products face. For example, please discuss your dependence on one customer, which represented approximately 97% of your net sales of June 30, 2025. Please also address any related risks, including expanding the risk factor titled "We depend heavily on third-party retailers...," and update your business section as appropriate.
 September 23, 2025
Page 2
Risk Factors
Risks Relating to This Offering, page 28

3.     We note that Horatio Lonsdale-Hands, Bryan Herr and Bernard Lucien
Nussbaumer
       serve as directors (including chief executive officer and executive chairman) of your company. Please add risk factor disclosure regarding their beneficial ownership and voting power after the offering. As applicable, discuss their ability to influence matters submitted for stockholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions. Finally, please discuss potential conflicts of interest related to their
       management roles and shareholdings.
Use of Proceeds, page 32

4. We note disclosure that you intend to use the net proceeds from this offering, in part, to build new production facilities in South Carolina and Arizona/Nevada. However, this appears inconsistent with other disclosure on page 50 that you intend to lease and build out these facilities. Please revise to reconcile these apparent inconsistencies.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

5. We note disclosure elsewhere that a single customer accounted for 97% of your revenue in the six months ended June 30, 2025. Please revise to discuss any associated trends related to your dependence on this customer. Additionally revise your risk factor disclosure regarding customer concentration as appropriate to reflect the specific material risks relating to this customer, as well as your increased exposure to a single customer (compared with 95% and 90% in the fiscal year ended December
       31, 2024 and 2023, respectively). Finally, please update the section titled "Customer
       Concentration and Diversification Progress" on page 49 to discuss your dependence on this customer.
Liquidity and Capital Resources, page 40

6. Please revise to describe your short-term and long-term material cash requirements.
       Further, please revise to discuss your lease commitments disclosed on pages F-9 and
       F-24. Refer to Item 303 of Regulation S-K.
Business
Cold Chain Distribution, page 49

7. Please revise to elaborate on the distribution methods of your products and disclose the material terms of your distributor agreements. Refer to Item 101(h)(4)(ii) of
       Regulation S-K.
Intellectual Property, page 52

8. Please disclose the duration of your trademarks. Refer to Item 101(h)(4)(vii) of
       Regulation S-K. In addition, please reconcile your disclosure elsewhere in the prospectus that you determined that Canadian trademark registration was not necessary for your U.S. market development strategy and abandoned the application with the disclosure in this section that your trademark portfolio includes BUDA
 September 23, 2025
Page 3

       JUICE   and RAW ORGANIC REAL   registered in Canada.
Regulatory Compliance, page 53

9. We note disclosure on page 60 that you intend for your nominating and corporate governance committee to address various environmental matters. Please revise to describe the costs and effects of compliance with environmental laws (federal, state and local), or advise. Refer to Item 101(h)(4)(xi) of Regulation S-K. Seasonality in Demand and Suppliers, page 53

10.    Please revise to describe the names of principal suppliers. Refer to
Item 101(h)(4)(v)
       of Regulation S-K. Further, please add risk factor disclosure relating to your dependence on a limited number of suppliers. In this regard, we note disclosure elsewhere that two suppliers and one supplier represented more than 10% of your total product purchases in the fiscal year ended December 31, 2024 and 2023, respectively.
       Update your business section as appropriate.
Executive and Director Compensation, page 62

11. Please revise your Summary Compensation table to include compensation for the two most highly compensated executive officers other than the principle executive officer, who were serving as executive officers at the end of the last completed fiscal year.
       Refer to Item 402(m)(2)(ii) of Regulation S-K. In this regard, we note that you included information for one executive officer, rather than two pursuant to this Item.
       Further, we note disclosure on page 55 that you currently have three directors. Please provide compensation information as required by Item 402(r) of Regulation S-K for your directors.
Certain Relationships and Related Party Transactions, page 63

12. Please revise to include the related party transaction disclosed on pages F-23 and F-
       26, or advise.
Principal and Selling Stockholders, page 64

13. Please revise the table to include information for your director nominees. Refer to
       Item 403(b) of Regulation S-K.
Underwriting, page 72

14.    Please revise the table setting forth the underwriter   s compensation
to show separately
       the amounts to be paid by the selling stockholder. Refer to Item 508(e) of Regulation
       S-K.
Index to Financial Statements
Note 15. Subsequent Events, page F-27

15.    We note your current disclosure states you evaluated subsequent events
through    date
       of issuance.    Please revise to disclose the actual date through which
subsequent
       events have been evaluated in accordance with ASC 855-10-50-1. September 23, 2025
Page 4
16. You disclose that in connection with this offering and prior to effectiveness, you intend to undertake a statutory conversion from a Texas limited liability company to a
       Delaware corporation. As such, please provide pro forma earnings per share data on the face of the historical financial statements given the planned conversion to a C
       Corporation. Refer to SAB Topic 1:B.2 for further information.
Part II Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2

17.    Please revise your exhibit index to include the following pursuant to
Item 601(b)(10)
       of Regulation S-K, or tell us why such exhibits are not required:
           Agreements with your one customer that represented approximately 97% of your net sales of June 30, 2025;
           Equity and non-equity compensation plan for the non-employee members of the board of directors;
           Indemnification agreements with each of your directors and executive officers;
           and
           Commercial Lease Agreement, as amended.
General

18.    Please furnish the information required by Item 510 of Regulation S-K in
Part I of the
       prospectus. Refer to Item 12A of Form S-1.
19. Please revise disclosures throughout the filing to update and/or reconcile apparent inconsistencies, including the following:
           We note disclosure on page 59 that Barrett Evans is expected to serve on your audit committee. However, this individual is not disclosed on page
55. Please
           revise to clarify.
           We note disclosures on pages 59 and 60 that your company website is at
           https://jobairegroup.us/, which appears inconsistent with the other disclosure on page 3 that your company website is at www.budajuice.com. Please revise to clarify.
           We note disclosure on the cover page that your common stock has no par value.
           This appears inconsistent with other disclosure in Exhibit 107 that your common stock has a par value of $0.001. Please revise to clarify.
 September 23, 2025
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Anne Parker at 202-551-3611 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Soyoung Lee